

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 6, 2016

Andrew Heyward
Chief Executive Officer
Genius Brands International, Inc.
301 N. Canon Drive, Suite 305
Beverly Hills, CA 30210

> **Re: Genius Brands International, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 25, 2016**
> **File No. 333-214805**

Dear Mr. Heyward:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. We note the disclosure on page 20 of your registration statement and Section 13.05 of Exhibits 4.5 and 4.6 that the indentures are to be governed by New York law. We also note that counsel has limited its opinion to Nevada law. As debt securities are contractual obligations, counsel must opine on the law of the jurisdiction governing the agreements pursuant to which the debt securities are issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please have counsel revise its opinion to cover New York law or, alternatively, provide a separate New York law opinion with respect to the indentures and debt securities. Refer to Section II.B.1.e of Stall Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Kenneth R. Koch, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.